inVentiv Group Holdings, Inc.

1 Van De Graaff Drive

Burlington, Massachusetts

August 2, 2016

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	inVentiv Group Holdings, Inc.

Registration Statement on Form S-1, Registration No. 333-210618.

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), inVentiv Group Holdings, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-210618), and together with all exhibits thereto (collectively, the “Registration Statement”), which was initially filed on April 5, 2016 and was subsequently amended.

The Company is making this application for withdrawal because the Company has entered into an agreement with Advent International (“Advent”) pursuant to which Advent has agreed to make a significant investment in the Company. The Company hereby confirms that no securities have been or will be sold pursuant to the Registration Statement.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to me at the above-mentioned address, e-mail address: eric.green@inventivhealth.com, with a copy to Alexander D. Lynch, Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, New York, 10154, e-mail address: alex.lynch@weil.com.

*        *        *

If you have any questions with respect to this matter, please contact Alexander D. Lynch of Weil, Gotshal & Manges LLP at (212) 310-8971.

Sincerely,

/s/ Eric R. Green

Eric R. Green

General Counsel & Secretary

cc: Alexander D. Lynch, Esq. – Weil, Gotshal & Manges LLP